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September 3, 2021

Via EDGAR

Daniel F. Duchovny
Special Counsel
Division of Corporation Finance
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re: CytoDyn Inc.
     Soliciting Materials filed pursuant to Rule 14a-12 on August 19, 2021
     File No. 000-49908

Dear Mr. Duchovny:

On behalf of our client, CytoDyn Inc. (the "*Company*" or "*CytoDyn*"), set forth below are our responses to comments received from the staff of the Division of Corporation Finance (the "*Staff*") of the Securities and Exchange Commission (the "*Commission* ") by letter dated August 24, 2021, with respect to the soliciting materials filed pursuant to Rule 14a-12 on August 19, 2021, File No. 000-49908 (the "*Soliciting Materials*").

For your convenience, each response is prefaced by the exact text of the Staff's corresponding comment in bold, italicized text.

1. ***You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the statements listed below. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.***

   • ***"…the continued efforts of an activist group led by Paul Rosenbaum and Bruce Patterson …to mislead shareholders and engage in an unlawful proxy contest to replace a majority of the Company's Board" and "its attempt to unlawfully effectuate a hostile takeover of CytoDyn's Board." In this respect, we note your public statements regarding the purported deficiencies in the dissidents' submission to the company: to the extent your reference to an unlawful proxy contest refers to your allegations under state law, please clarify this in future disclosure.***

Daniel F. Duchovny, Special Counsel
Division of Corporation Finance
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
September 3, 2021
Page 2

Response:

To the extent we make statements in future filings relating to our allegations under state law, we will characterize them as such. The reference to "an unlawful proxy contest" set forth above refers to the totality of violations by the activist group led by Paul Rosenbaum and Bruce Patterson (the "***Activist Group***"). In addition to its state law violations, we believe the Activist Group has engaged in numerous violations of federal law (*i.e.,* the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), and Regulation 14A promulgated thereunder). These federal law violations are at issue in the pending litigation brought by CytoDyn in the U.S. District Court for the District of Delaware (the "***District Court***") in *CytoDyn Inc. v. Rosenbaum et al.*, 1:21-cv-01139-UNA (D. Del.), filed August 6, 2021 (the "***Federal Court Litigation***"). Please find attached as Exhibit A the Company's complaint, dated August 6, 2021 (the "***Complaint***"), and attached as Exhibit B the Company's answering brief in opposition to the Activist Group's motion to dismiss, dated August 19, 2021 (the "***Answering Brief***"); the Complaint and Answering Brief explain in detail the allegations against the Activist Group. We also attached as Exhibit C the Memorandum Order issued by the District Court on August 24, 2021 (the "***Court Order***"), in which the Court ruled that, even with the new disclosures made in the Activist Group's amended preliminary proxy statement, expedited discovery is nonetheless warranted in the Federal Court Litigation because the Activist Group has "not amended their Schedule 13D filing and [the Company] has identified additional purported deficiencies in the revised preliminary proxy statement," and as Exhibit D, the Stipulated Order entered by the District Court on September 1, 2021 (the "***Stipulated Order***"), in which the Activist Group agreed that prior solicitations were required by Rule 14a-6 to be filed with the SEC and the Court ordered the Activist Group to comply with the federal securities laws with respect to such solicitations. The Activist Group agreed to the Stipulated Order only after the Company informed the group that it intended to seek a temporary restraining order from the Court regarding email solicitations that had not been filed with the SEC as required.

- ***the dissidents' "… filings continue the pattern of selective disclosures, misrepresentations and falsehoods that have characterized the Group's efforts to date. The Group's new disclosures were intended to retroactively rectify certain violations and omissions we have previously raised – indicating a tacit admission that the Group previously willfully failed to properly disclose material information to shareholders."***

    Response:

    The Federal Court Litigation highlights myriad selective disclosures, misrepresentations and falsehoods contained in the Activist Group's proxy statement, Schedule 13D filings, and solicitation materials, including but not limited to: (i) Bruce Patterson's statements on Twitter, in violation of Rule 14a-12 of the Exchange Act, (ii) Jeffrey Beaty's anonymous statements as "u/superchet" on Reddit, in violation of Rule 14a-12 of the Exchange Act, (iii) the failure to disclose

Daniel F. Duchovny, Special Counsel
Division of Corporation Finance
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
September 3, 2021
Page 3

IncellDx's proposal to be purchased by CytoDyn for $350 million (the "***$350M Proposal***"), in violation of Rule 14a-9 of the Exchange Act, (iv) the failure to disclose Dr. Patterson's application to patent certain uses of the Company's drug Leronlimab as his own (the "***Patterson Patent Application***"), in violation of Rule 14a-9 of the Exchange Act, (v) the failure to disclose the involvement of former CytoDyn directors, Anthony D. Caracciolo and Richard G. Pestell, M.D., in the proxy contest, in violation of Rule 14a-9 of the Exchange Act, and (vi) the failure to disclose the financial backers of CCTV Proxy Group, LLC ("***CCTV***"), in violation of Rule 14a-9 of the Exchange Act. We refer the Staff to the Complaint and the Answering Brief for more details.

On August 13, 2021, several days after CytoDyn filed its complaint in the Federal Court Litigation, the Activist Group filed a Form DFAN14A disclosing Dr. Patterson's tweets and Mr. Beaty's Reddit posts as soliciting material under Rule 14a-12 of the Exchange Act, as well as an amended preliminary proxy statement, disclosing the $350M Proposal, the Patterson Patent Application, the involvement of Messrs. Caracciolo and Pestell in the proxy contest, and the financial backers of CCTV. The Activist Group was clearly aware of this material information prior to filing its initial proxy statement, but chose not to disclose it. In this context, we also refer the Staff to the Court Order and the Stipulated Order.

- *"Shareholders should be asking themselves what else the Rosenbaum/Patterson Group is seeking to hide, and what other critical facts they could be withholding that they simply haven't been forced to publicly reveal yet?"*

  Response:

  The Company respectfully submits that this statement does not impugn the character, integrity or personal reputation of the Activist Group without a reasonable factual foundation. Given the Activist Group's track record of failing to disclose material information to shareholders until an issue is publicly raised by CytoDyn—including but not limited to the five examples cited in the above Response—the Company has a reasonable basis for concern that there are further material facts and disclosures being withheld by the Activist Group, which shareholders have a right to know prior to deciding how to vote in the proxy contest. Again, we refer the Staff to the Complaint and the Answering Brief for more details.

- *"The Group indirectly admitted that its initial proxy statement was materially misleading to investors. As evidence of this, the Group's proxy filings include over a dozen pages with corrective and new disclosures." In this respect, please be sure to provide support for your assertion that the dissidents' initial proxy statement filing was "materially" misleading.*

Daniel F. Duchovny, Special Counsel
Division of Corporation Finance
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
September 3, 2021
Page 4

  Response:

  The Company respectfully submits that the Activist Group's initial proxy statement was "materially" misleading due to the myriad selective disclosures, misrepresentations and falsehoods that are currently at issue in the Federal Court Litigation. The Company reasonably believes that these alleged selective disclosures, misrepresentations and falsehoods are materially misleading on an individual basis and in the aggregate.

  We refer the Staff to the Complaint and the Answering Brief for more details as well as the Court Order and the Stipulated Order.

- *" The Group's new disclosures reveal the "dark money" funding its hostile takeover attempt."*

  Response:

  Prior to the start of the Federal Court Litigation, the Activist Group only disclosed that the proxy contest solicitation expenses will be financed by CCTV, an entity about which nothing was publicly known. Following the filing of the Complaint, the Activist Group amended its preliminary proxy statement to name the Company shareholders that gifted money to CCTV (the *"Gifting Persons"*). Even in this updated disclosure, certain of the Gifting Persons that are named are non-public entities whose owners and financial backers remain unknown.

  The term "dark money" is commonly utilized to refer to anonymous election campaign contributions made by donors whose individual identities are not disclosed. This is directly applicable to the anonymous financial contributions made to CCTV for the purpose of financing the Activist Group's director election contest. We believe shareholders deserve to know which individuals are the Activist Group's campaign, so that they can properly assess such individuals' motivations in the context of the upcoming director election.

We refer the Staff to the Complaint and the Answering Brief for more details as well as the Court Order and the Stipulated Order.

- *that "…the Group is implicitly acknowledging that these posts violated federal securities laws."*

  <u>Response</u>:

  On August 13, 2021, in response to the Federal Court Litigation, the Activist Group filed a Form DFAN14A disclosing Dr. Patterson's tweets and Mr. Beaty's Reddit posts as soliciting material under Rule 14a-12 of the Exchange Act. In the DFAN14A filing, the Activist Group stated:

Daniel F. Duchovny, Special Counsel
Division of Corporation Finance
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
September 3, 2021
Page 5

> *"[W]hile the Participants believe that such social media statements do not constitute solicitations under the Exchange Act and the rules promulgated thereunder and otherwise comply fully with applicable law, in order to moot certain of the Company's claims, avoid nuisance and possible expense and delay, and provide additional information to the Company's stockholders, the Participants have determined to file certain of Dr. Patterson's and Mr. Beaty's social media statements below as soliciting material under Rule 14a-12 of the Exchange Act."*

Despite this disclaimer, it should be clear to the Activist Group and its legal counsel that the social media posts filed by the Activist Group constituted "solicitations," which is broadly defined to include communications "reasonably calculated to result in the procurement, withholding or revocation of a proxy." For example, in his tweets, Dr. Patterson directly interacts with shareholders of the Company, thanking them for their support of the proxy campaign, implying that he will be CEO of both CytoDyn and IncellDx in the future, accusing the Company's management team of lying, etc. In his Reddit posts, Mr. Beaty refers to the management team as "incompetent and less than truthful," expresses his belief that Dr. Patterson should be running the Company's long hauler trial and that management needs to be replaced, echoes the sentiments of other Reddit users who support the Activist Group, etc. Not only are these statements clearly intended to influence the votes of CytoDyn shareholders, but many of these statements were made in July and August—well after Messrs. Patterson and Beaty became Schedule 13D filers associated with the public proxy campaign of the Activist Group.

Moreover, if the Activist Group actually believed in its stated position that the "social media statements do not constitute solicitations under the Exchange Act and the rules promulgated thereunder," it likely would not have made the DFAN14A filing, which forced the Activist Group to reveal the anonymous Reddit persona of Mr. Beaty, who is a moderator of the CYDY Reddit page, and the twitter handle of Dr. Patterson, who has since stopped tweeting about CytoDyn and the ongoing proxy contest.

We refer the Staff to the Complaint and the Answering Brief for more details as well as the Court Order and the Stipulated Order.

- *that the dissidents are "hiding behind the smokescreen of misleading communications and selective disclosures."*

  <u>Response</u>:

  As stated above, the Federal Court Litigation highlights myriad selective disclosures, misrepresentations and falsehoods contained in the Activist Group's proxy statement, Schedule 13D filings and solicitation materials. Many of these have yet to be resolved despite being brought to the Activist Group's attention, and the Company has a reasonable basis for concern that there are additional misstatements and omissions that have not come to light yet, which means that shareholders do not have all the facts necessary to make informed voting decisions. As such, the Company respectfully submits that it has a reasonable factual basis to alert shareholders that the Activist Group is hiding behind a "smokescreen." We refer the Staff to the Complaint and the Answering Brief for more details as well as the Court Order and the Stipulated Order.

Daniel F. Duchovny, Special Counsel
Division of Corporation Finance
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
September 3, 2021
Page 6

2. ***Refer to your statement about the dissidents' actions being an unlawful attempt to "effectuate a hostile takeover." Given that the only apparent way for the dissidents to obtain seats on the board of directors is by way of a shareholder vote, please revise your disclosure to explain your characterization of the proxy contest as a "hostile takeover."***

   <u>Response</u>:

   The term "hostile takeover" is commonly utilized to refer to the merger or acquisition of a company over the objections of such company's board of directors. In this context, Messrs. Patterson and Beaty have previously attempted to effectuate a merger of IncellDx with CytoDyn, but their $350M Proposal was rejected by the Board. To overcome the objections of the Board, they and their colleagues in the Activist Group have launched a proxy contest to replace the Board. Both Messrs. Patterson and Beaty have also publicly made statements on Twitter and Reddit, respectively, indicating an intent in replacing the management team of the Company with Dr. Patterson and likeminded others, who would presumably approve a merger with IncellDx.

3. ***Please provide us support for your association of "dark money" and (i) a law firm called the Greenan Law Firm and (ii) a fund named Eisenberg Investments, LLC. Your disclosure suggests a negative connotation without clarifying the basis for such suggestion.***

   <u>Response</u>:

   The Company respectfully submits that its disclosure does not suggest a negative connotation with respect to Greenan Law Firm and Eisenberg Investments, LLC as entities. Rather, the disclosure suggests a negative connotation with respect to the misleading nature in which the Activist Group has approached disclosing its financial backers.

   As discussed above, prior to the start of the Federal Court Litigation, the Activist Group only disclosed that the proxy contest solicitation expenses will be financed by CCTV, an entity about which no information was publicly available. Following the filing of the Complaint, the Activist Group amended its preliminary proxy statement to name the Gifting Persons. Even in this updated disclosure, certain of the Gifting Persons that are named are non-public entities whose owners and financial backers remain unidentified. The Greenan Law Firm and Eisenberg Investments, LLC are two such examples. There is no readily available public information that would allow shareholders to ascertain who owns these entities, how they are associated with the members of the Activist Group, and what their motivations for donating money for the proxy contest may be.

Daniel F. Duchovny, Special Counsel
Division of Corporation Finance
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
September 3, 2021
Page 7

We refer the Staff to the Complaint and the Answering Brief for more details as well as the Court Order and the Stipulated Order.

4. ***On a related note, provide us support for your characterization of Eisenberg Investments as "secretive."***

As noted above, there is no readily available public information that would allow shareholders to ascertain who owns Eisenberg Investments, LLC, how they are associated with the members of the Activist Group, and what their motivations for donating money for the proxy contest may be. Eisenberg Investments, LLC does not even have a website.

5. ***Refer to the paragraph captioned "The new filings raise further questions about the motivations and goals of the Rosenbaum/Patterson Group. " With a view toward revised disclosure, please explain to us how one statement made by the dissidents ("We cannot be certain that the other stockholders named in the Schedule 13D will support the Nominees") renders the other cited statement by dissidents ("the Group 'may seek stockholder representation on the Board, as appropriate, including but not limited to through the initiation of a proxy contest at the Issuer's 2021 annual meeting of stockholders.' ") unclear. It appears that the dissidents are clearly stating that while the individuals named in the Schedule 13D may support a proxy contest, none of such individuals have made a commitment to ultimately support the nominees presented by such group at the annual meeting.***

Despite the fact that the Activist Group claims in its proxy statement that it "cannot be certain that the other stockholders named in the Schedule 13D will support the Nominees," all of the stockholders named in the Schedule 13D, as amended on July 2, 2021, were signatories to such Schedule 13D *after* the Activist Group's nominees were publicly announced and each of the nominees was also a signatory to the Schedule 13D. Each signatory had an opportunity to remove herself/himself from the Schedule 13D group if they were no longer supportive of the proxy contest in light of the slate of nominees chosen by the Activist Group. The fact that the signatories remained part of the Schedule 13D group as of July 2, 2021, demonstrates their implicit support of the Activist Group's nominees. Moreover, it is highly implausible that these individuals gifted money to CCTV to finance the proxy campaign if they were not intending to support the nominees put forth in such proxy campaign. These discrepancies in the Activist Group's Schedule 13D filings and proxy statement are currently at issue in the Federal Court Litigation. In this context, we also refer the Staff to the Complaint and Answering Brief as well as the Court Order, in which the Court ruled that expedited discovery is warranted in the Federal Court Litigation because, among other things, the Activist Group has "not amended their Schedule 13D filing."

6. ***With a view toward revised disclosure, please tell us how you are able to assign a characterization to the actions allegedly taken by Mr. Beatty on Reddit as "an attempt to [illegally solicit votes] without being identified."***

Daniel F. Duchovny, Special Counsel
Division of Corporation Finance
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
September 3, 2021
Page 8

Mr. Beaty is a moderator and frequent poster on a Reddit forum about the Company. He utilizes the username "u/superchet" and his profile on Reddit does not have any identifying information that would tie his online presence back to him. He frequently makes comments criticizing the Company's management team and supporting the Activist Group, without giving any indication that he is part of the Activist Group's campaign rather than an objective third-party "moderator" (as his profile would otherwise suggest). It was not until the Activist Group filed its DFAN14A on August 13, 2021, that it finally publicly revealed the identity of "u/superchet" and disclosed only a small fraction of his comments soliciting shareholder votes, which span back to at least five months ago.

If Mr. Beaty and the Activist Group were complying with Rules 14a-3, Rule 14a-6 and Rule 14a-12, they would have filed all of Mr. Beaty's Reddit posts that constitute a "solicitation" with the Staff on the same day that such posts were made, and each post would have the appropriate legend, which would have disclosed his actual identity and alerted readers to the fact that "u/superchet" is not an objective third-party moderator. Please note that these violations are currently at issue in the Federal Court Litigation.

Again, we refer the Staff to the Complaint and the Answering Brief for more details as well as the Court Order and the Stipulated Order.

7. ***Please provide us with support for your statement that "Dr. Patterson approached the Company's management team on several occasions to propose that IncellDx be acquired by CytoDyn…"***

Dr. Patterson approached Messrs. Pourhassan and Kelly at the Company's offices in Vancouver, Washington in May, 2020 with a preliminary proposal for CytoDyn to purchase IncellDx. Shortly after that conversation, on June 8, 2020, Dr. Patterson followed up with an email asking Dr. Kelly if he would be willing to have "a high level (prior to the NDA signing) discussion with [IncellDx's] bankers this week" (*see* Exhibit E). In addition, Dr. Patterson told Mr. Pourhassan that he was inseparable from IncellDx and terminated his existing consulting agreement with CytoDyn to try and force the sale of IncellDx (*see* Exhibit F).

In addition to approaching the Company's management team, the Company reasonably believes, on the basis of circumstantial evidence, that Dr. Patterson was reaching out to individual shareholders, despite Mr. Pourhassan's instructions not to do so, to pressure the Company into accepting a transaction. For example, one shareholder emailed Mr. Pourhassan on June 23, 2020, after talks with IncellDx had fizzled, stating: "If you don't buy out IncellDx [Dr. Patterson] is going to become your nemesis. The man is a genius; reel him in before he turns on us . . . Paternships [sic] are much stronger than individuals and we really need him" (*see* Exhibit G). This shareholder could only know about the potential transaction through Dr. Patterson and/or others at IncellDx, who had an interest in pressuring the Company into an acquisition.

Daniel F. Duchovny, Special Counsel
Division of Corporation Finance
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
September 3, 2021
Page 9

* * * * *

Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information to me at (212) 839-8744.

Very truly yours,

/s/ Sara von Althann

Sara von Althann

Daniel F. Duchovny, Special Counsel
Division of Corporation Finance
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
September 3, 2021
Page 10